UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CLEARWIRE CORPORATION
 (Name of Issuer)

Class A Common Stock, par value $0.0001 per share
 (Title of Class of Securities)

18538Q105
 (CUSIP Number)

Mr. Jonathan Fiorello	H. Lee S. Hobson
Mount Kellett Capital Management LP	Highside Capital Management, L.P.
623 Fifth Avenue, 18th Floor	100 Crescent Court, Suite 860,
New York, NY 10022	Dallas, TX 75201
(212) 588-6100	(214) 855-2300

Mark Horowitz	Mark D. Lerner
Glenview Capital Management, LLC	Chesapeake Partners Management Co., Inc.
767 Fifth Avenue, 44th Floor	2800 Quarry Lake Drive, Suite 300
New York, NY 10153	Baltimore, MD 21209
(212) 812-4700	(410) 602-0195

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 1, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 18538Q105	Page 2 of 17 Pages

1.	Names of Reporting Persons.
Mount Kellett Capital Management LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
Delaware
Number of Shares	7.	Sole Voting Power	0
Beneficially Owned	8.	Shared Voting Power	127,409,917
by Each Reporting	9.	Sole Dispositive Power	0
Persons With	10.	Shared Dispositive Power	127,409,917
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
127,409,917
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row (11)
18.2%
14.	Type of Reporting Person:
PN, IA

SCHEDULE 13D

CUSIP No.: 18538Q105	Page 3 of 17 Pages

1.	Names of Reporting Persons.
Highside Capital Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
Delaware
Number of Shares	7.	Sole Voting Power	0
Beneficially Owned	8.	Shared Voting Power	127,409,917
by Each Reporting	9.	Sole Dispositive Power	0
Persons With	10.	Shared Dispositive Power	127,409,917
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
127,409,917
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row (11)
18.2%
14.	Type of Reporting Person:
PN, IA

SCHEDULE 13D

CUSIP No.: 18538Q105	Page 4 of 17 Pages

1.	Names of Reporting Persons.
Highside Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
Delaware
Number of Shares	7.	Sole Voting Power	0
Beneficially Owned	8.	Shared Voting Power	127,409,917
by Each Reporting	9.	Sole Dispositive Power	0
Persons With	10.	Shared Dispositive Power	127,409,917
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
127,409,917
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row (11)
18.2%
14.	Type of Reporting Person:
OO, HC

SCHEDULE 13D

CUSIP No.: 18538Q105	Page 5 of 17 Pages

1.	Names of Reporting Persons.
H. Lee S. Hobson
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
United States of America
Number of Shares	7.	Sole Voting Power	0
Beneficially Owned	8.	Shared Voting Power	127,409,917
by Each Reporting	9.	Sole Dispositive Power	0
Persons With	10.	Shared Dispositive Power	127,409,917
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
127,409,917
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row (11)
18.2%
14.	Type of Reporting Person:
IN, HC

SCHEDULE 13D

CUSIP No.: 18538Q105	Page 6 of 17 Pages

1.	Names of Reporting Persons.
Glenview Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
Delaware
Number of Shares	7.	Sole Voting Power	0
Beneficially Owned	8.	Shared Voting Power	127,409,917
by Each Reporting	9.	Sole Dispositive Power	0
Persons With	10.	Shared Dispositive Power	127,409,917
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
127,409,917
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row (11)
18.2%
14.	Type of Reporting Person:
OO

SCHEDULE 13D

CUSIP No.: 18538Q105	Page 7 of 17 Pages

1.	Names of Reporting Persons.
Lawrence M. Robbins
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
United States of America
Number of Shares	7.	Sole Voting Power	0
Beneficially Owned	8.	Shared Voting Power	127,409,917
by Each Reporting	9.	Sole Dispositive Power	0
Persons With	10.	Shared Dispositive Power	127,409,917
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
127,409,917
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row (11)
18.2%
14.	Type of Reporting Person:
IN, HC

SCHEDULE 13D

CUSIP No.: 18538Q105	Page 8 of 17 Pages

1.	Names of Reporting Persons.
Chesapeake Partners Management Co., Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
Maryland
Number of Shares	7.	Sole Voting Power	0
Beneficially Owned	8.	Shared Voting Power	127,409,917
by Each Reporting	9.	Sole Dispositive Power	0
Persons With	10.	Shared Dispositive Power	127,409,917
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
127,409,917
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row (11)
18.2%
14.	Type of Reporting Person:
CO, HC

SCHEDULE 13D

CUSIP No.: 18538Q105	Page 9 of 17 Pages

1.	Names of Reporting Persons.
C P Management, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
Maryland
Number of Shares	7.	Sole Voting Power	0
Beneficially Owned	8.	Shared Voting Power	127,409,917
by Each Reporting	9.	Sole Dispositive Power	0
Persons With	10.	Shared Dispositive Power	127,409,917
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
127,409,917
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row (11)
18.2%
14.	Type of Reporting Person:
OO

SCHEDULE 13D

CUSIP No.: 18538Q105	Page 10 of 17 Pages

1.	Names of Reporting Persons.
Mark D. Lerner
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
United States of America
Number of Shares	7.	Sole Voting Power	0
Beneficially Owned	8.	Shared Voting Power	127,409,917
by Each Reporting	9.	Sole Dispositive Power	0
Persons With	10.	Shared Dispositive Power	127,409,917
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
127,409,917
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row (11)
18.2%
14.	Type of Reporting Person:
IN, HC

SCHEDULE 13D

CUSIP No.: 18538Q105	Page 11 of 17 Pages

1.	Names of Reporting Persons.
Traci Lerner
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
United States of America
Number of Shares	7.	Sole Voting Power	0
Beneficially Owned	8.	Shared Voting Power	127,409,917
by Each Reporting	9.	Sole Dispositive Power	0
Persons With	10.	Shared Dispositive Power	127,409,917
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
127,409,917
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row (11)
18.2%
14.	Type of Reporting Person:
IN, HC

SCHEDULE 13D

Page 12 of 17 Pages

Item 1.	Security and Issuer

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the Schedule 13D filed by Mount Kellett Capital Management LP on November 1, 2012 (the “Initial Schedule 13D”), as amended by Amendment No. 1, filed on December 17, 2012, and Amendment No. 2, filed on January 17, 2013 (collectively with the Initial Schedule 13D, the “Amended Schedule 13D”).  This Amendment No. 3 is being filed by the undersigned pursuant to §240.13d-2(a), with respect to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Shares”), of Clearwire Corporation, a Delaware corporation (the “Issuer” or “Company”), whose principal executive offices are located at 1475 120th Avenue Northeast, Bellevue, WA 98005. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Amended Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Amended Schedule 13D is hereby amended and supplemented as follows:

(a-c,f) This Amendment No. 3 is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):  Mount Kellett Capital Management LP, a Delaware limited partnership  (“Mount Kellett”); Highside Capital Management, L.P., a Delaware limited partnership (“Highside Capital”); Highside Management, LLC, a Delaware limited liability company (“Highside Management”); H. Lee S. Hobson, a citizen of the United States of America (“Mr. Hobson”); Glenview Capital Management, LLC, a Delaware limited liability company (“Glenview Capital Management”); Lawrence M. Robbins, a citizen of the United States of America (“Mr. Robbins”); Chesapeake Partners Management Co., Inc., a Maryland corporation (“CPMC”); C P Management, L.L.C., a Maryland limited liability company (“CPM”); Mark D. Lerner, a citizen of the United States of America (“Mr. Lerner”); and Traci Lerner, a citizen of the United States of America (“Ms. Lerner”).

This Amendment No. 3 relates to Class A Common Shares held and beneficially owned as follows:

i) Mount Kellett is a multi-strategy private investment firm focused on global value, special situations and opportunistic investing that, through one or more intermediate entities, provides investment advisory and other services to certain funds and accounts affiliated with Mount Kellett (collectively, the “Mount Kellett Funds”) that hold Class A Common Shares.  In such capacity, Mount Kellett possesses voting and dispositive power over all the Class A Common Shares held by the Mount Kellett Funds. Mark McGoldrick serves as the Chief Investment Officer of Mount Kellett and, in such capacity, exercises voting control and dispositive control over all securities which may be deemed to be beneficially owned by Mount Kellett, including those held by the Mount Kellett Funds.

ii) Highside Capital serves as investment advisor and manager to each of the following funds (collectively, the “Highside Funds”) that hold Class A Common Shares:  Highside Capital Partners, L.P., a Delaware limited partnership (“HCP”); Highside Capital Partners II, L.P., a Delaware limited partnership (“HCP II”); Highside Offshore Mini, L.P., a Cayman Islands exempted limited partnership (“HOM”); and Highside Long Portfolio, L.P., a Delaware limited partnership (“HLP”).  Highside Management serves as the general partner of Highside Capital.  Mr. Hobson is the President and Managing Member of Highside Management.  In such capacities, Highside Capital, Highside Management and Mr. Hobson may be deemed to share voting and dispositive power over all of the Class A Common Shares held by the Highside Funds.

SCHEDULE 13D

Page 13 of 17 Pages

iii) Glenview Capital Management serves as investment manager to each of the following funds (collectively, the “Glenview Funds”) that hold Class A Common Shares:  Glenview Capital Partners, L.P., a Delaware limited partnership (“Glenview Capital Partners”); Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company (“Glenview Capital Master Fund”); Glenview Institutional Partners, L.P., a Delaware limited partnership (“Glenview Institutional Partners”); Glenview Offshore Opportunity Master Fund, Ltd., a Cayman Islands exempted company (“Glenview Offshore Opportunity Master Fund”); and Glenview Capital Opportunity Fund, L.P., a Delaware limited partnership (“Glenview Capital Opportunity Fund”).  Mr. Robbins is the Chief Executive Officer of Glenview Capital Management.  In such capacities, Glenview Capital Management and Mr. Robbins may be deemed to share voting and dispositive power over all of the Class A Common Shares held by the Glenview Funds.

iv) CPM serves as investment adviser to each of the following funds (collectively, the Chesapeake Funds”) that hold Class A Common Shares:  Chesapeake Partners Limited Partnership, a Maryland limited partnership (“CPLP”) and Chesapeake Partners Master Fund Ltd., a Cayman Islands exempted company (“CPMF”).  CPMC is the sole member and owner of CPM, and also serves as the general partner of CPLP and investment manager of CPMF.  Mr. Lerner and Ms. Lerner are officers of CPMC.  In such capacities, CPM, CPMC, Mr. Lerner and Ms. Lerner may be deemed to share voting and dispositive power over the Class A Common Shares held for the accounts of the Chesapeake Funds.

The address of the principal business office of each of the Reporting Persons is as follows:

i) Mount Kellett:  623 Fifth Avenue, 18th Floor, New York, New York 10022

ii) Highside Capital, Highside Management and Mr. Hobson:  100 Crescent Court, Suite 860, Dallas, Texas 75201

iii) Glenview Capital Management and Mr. Robbins:  767 Fifth Avenue, 44th Floor, New York, New York 10153

iv) CPMC, CPM, Mr. Lerner and Ms. Lerner:  2800 Quarry Lake Drive, Suite 300, Baltimore, Maryland 21209

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Amended Schedule 13D is hereby amended and supplemented as follows:

The funds used for the purchase of the Class A Common Shares reported herein by the Reporting Persons were derived from general working capital of the Reporting Persons and their affiliated funds and accounts.  A total of approximately $289,580.05, including commissions, was paid to acquire the Class A Common Shares purchased within the past sixty days and disclosed in response to Item 5(c) of this Amendment No. 3.

SCHEDULE 13D

Page 14 of 17 Pages

Item 4.	Purpose of Transaction

Item 4 of the Amended Schedule 13D is hereby amended and supplemented as follows:

Each of the Reporting Persons acquired and continues to hold the Class A Common Shares reported herein for investment purposes and in pursuit of its investment objectives.  Each of the Reporting Persons may, depending upon market conditions and other factors that each of them may independently deem material, individually and independently purchase additional shares of Class A Common Shares and/or related securities or, subject to the provisions of the Group Agreement (defined and discussed below), may dispose of all or a portion of the Class A Common Shares or related securities that it now beneficially owns or may hereafter acquire.

On Wednesday, May 1, 2013, the Reporting Persons entered into an agreement  (the “Group Agreement”) to engage collectively in discussions with the management of Sprint Nextel Corporation and its affiliates (“Sprint”) and other interested parties, including DISH Network Corporation and its affiliates (“DISH”), concerning the merger transaction (the “Merger”) proposed by Sprint in which the Company would become a wholly owned subsidiary of Sprint (the “Buyout Offer”), pursuant to the Agreement and Plan of Merger dated as of December 17, 2012, among Sprint, a wholly owned merger subsidiary of Sprint and the Company.  The Buyout Offer proposes that holders of the Class A Common Shares of the Company, other than Sprint and certain related holders, but including the Reporting Persons, receive $2.97 per share in cash in the Merger.  By the very nature of the fact that they continue to hold the Class A Common Shares at a premium to the proposed price of $2.97 per share, the Reporting Persons unanimously believe that such price offered by Sprint is too low.  Consequently, following discussions on Wednesday, May 1, 2013, the Reporting Persons entered into the Group Agreement, pursuant to which the Reporting Persons, acting together, intend to engage in discussions with relevant and interested parties to seek to maximize shareholder value.  Towards that end, the Reporting Persons have retained legal counsel to assist with any such negotiations.  There can be no assurance that the Reporting Persons will achieve the objectives set forth above.

The Company is holding a shareholder meeting on May 21, 2013, during which a vote will be held on the Merger.  Pursuant to the Group Agreement, each Reporting Person has agreed not  to, directly or indirectly, dispose of, sell, assign or transfer any Class A Common Shares before May 22, 2013 without the prior consent of all the Reporting Persons.  The Reporting Persons intend the Group Agreement to terminate on May 22, 2013, unless the Group Agreement is earlier terminated by  Reporting Persons beneficially owning at least a majority of the Shares then held by all the Reporting Persons.

Pursuant to the Group Agreement, the Reporting Persons agreed to the joint filing by the Reporting Persons of statements on Schedule 13D with respect to the Class A Common Shares, to the extent required under applicable securities law, for the duration of the Group Agreement.  Notwithstanding the foregoing, but subject to the Group Agreement, each Reporting Person retains sole and exclusive control over the management and disposition of each Reporting Person’s respective holdings in the Class A Common Shares.  Except as described above, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

SCHEDULE 13D

Page 15 of 17 Pages

Item 5.	Interest in Securities of the Issuer

Item 5 of the Amended Schedule 13D is hereby amended and supplemented as follows:

(a, b) Upon entering the Group Agreement on May 1, 2013, the Reporting Persons collectively may be deemed to share voting and dispositive power over 127,409,917 Class A Common Shares, which equates to approximately 18.2% of the total number of Class A Common Shares outstanding.  Each of the Reporting Persons disclaims beneficial ownership of any Class A Common Shares not held directly by such Reporting Person or for the account of one of its affiliated funds or accounts, as described below.

i)  Mount Kellett beneficially owns 53,188,166 Class A Common Shares held for the Mount Kellett Funds, which equates to approximately 7.6% of the total number of Class A Common Shares outstanding.

ii) Highside Capital, Highside Management and Mr. Hobson beneficially own  13,236,766 Class A Common Shares held for the Highside Funds, which equates to approximately 1.9% of the total number of Class A Common Shares outstanding.  These Class A Common Shares are held as follows:  (A) 6,896,902 Class A Common Shares held for the account of HCP; (B) 536,857 Class A Common Shares held for the account of HCP II; (C) 5,489,457 Class A Common Shares held for the account of HOM; and (D) 313,550 Class A Common Shares held for the account of HLP.

iii) Glenview Capital Management and Mr. Robbins beneficially own  32,052,360 Class A Common Shares held for the Glenview Funds, which equates to approximately 4.6% of the total number of Class A Common Shares outstanding.  These Class A Common Shares are held as follows: (A) 1,258,069 Class A Common Shares held for the account of Glenview Capital Partners; (B) 14,457,622 Class A Common Shares held for the account of Glenview Capital Master Fund; (C) 5,925,525 Class A Common Shares held for the account of Glenview Institutional Partners; (D) 6,431,292 Class A Common Shares held for the account of Glenview Offshore Opportunity Master Fund; and (E) 3,979,852 Class A Common Shares held for the account of Glenview Capital Opportunity Fund.

iv) CPMC, CPM, Mr. Lerner and Ms. Lerner beneficially own 28,932,625 Class A Common Shares held for the Chesapeake Funds, which equates to approximately 4.1% of the total number of Class A Common Shares outstanding.  These Class A Common Shares are held as follows: (A) 16,879,478 Class A Common Shares held for the account of CPLP ; and (B) 12,053,147 Class A Common Shares held for the account of CPMF.

The foregoing beneficial ownership percentage figures are based on the 699,173,175 Class A Common Shares reported as outstanding as of April 23, 2013 by the Issuer in its quarterly report on Form 10-Q, filed with the SEC on April 26, 2013.

(c) Information concerning the trade date, number of Class A Common Shares acquired or disposed of, price per unit, identity of the person who effected the transaction, and where and how the transaction was effected for all transactions in the Class A Common Shares by the Reporting Persons within the past sixty days is set forth in Exhibit 7.9 to this Amendment No. 3.

(d) Certain funds listed in Item 2 of this Amendment No. 3 are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the Class A Common Shares covered by this Amendment No. 3 that may be deemed to be beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

SCHEDULE 13D

Page 16 of 17 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 3 is incorporated by reference herein.  Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Amended Schedule 13D is hereby amended and supplemented as follows:

Exhibit 7.7:	Joint Filing Agreement
Exhibit 7.8:	Power of Attorney for Lawrence M. Robbins
Exhibit 7.9:	Schedule of Transactions

SCHEDULE 13D

Page 17 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MOUNT KELLETT CAPITAL MANAGEMENT LP
By:	Mount Kellett Capital Management GP LLC,
its general partner

By:	/s/ Jonathan Fiorello
Jonathan Fiorello, Chief Operating Officer

HIGHSIDE CAPITAL MANAGEMENT, L.P.
By:	Highside Management, LLC,
its general partner

By:	/s/ H. Lee S. Hobson
H. Lee S. Hobson, Managing Member

HIGHSIDE MANAGEMENT, LLC
By:	/s/ H. Lee S. Hobson
H. Lee S. Hobson, Managing Member

H. LEE S. HOBSON
/s/ H. Lee S. Hobson

GLENVIEW CAPITAL MANAGEMENT, LLC
By:	/s/ Mark J. Horowitz
Mark J. Horowitz, Chief Operating Officer and
General Counsel

LAWRENCE M. ROBBINS
By:	/s/ Mark. J. Horowitz
Mark J. Horowitz, attorney-in-fact for
Lawrence M. Robbins

CHESAPEAKE PARTNERS MANAGEMENT CO., INC.
By:	/s/ Mark D. Lerner
Mark D. Lerner, Vice President

C P MANAGEMENT, L.L.C.
By:	Chesapeake Partners Management Co., Inc.,
its sole member and owner

By:	/s/ Mark D. Lerner
Mark D. Lerner, Vice President

MARK D. LERNER
/s/ Mark D. Lerner

TRACI LERNER
/s/ Traci Lerner

May 3, 2013

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).